UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Bottomline Home Loan, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  10138R 10 4
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                                 (CUSIP Number)

              David Williams, 201 East Huntington Drive, Suite 202,
                       Monrovia, CA 91016, (800) 520-5626
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            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                                  June 30, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 10138R 10 4                                          Page 2 of 4 Pages
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 1     NAME OF REPORTING PERSON

       David Williams

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                   (b) [ ]
       N/A
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 3     SEC USE ONLY


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 4     SOURCE OF FUNDS

       OO-See Item 3 and 4
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                               [ ]

       N/A
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
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                          7    SOLE VOTING POWER
    NUMBER OF                  2,504,285
      SHARES            --------------------------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER
     OWNED BY                  0
       EACH             --------------------------------------------------------
    REPORTING             9    SOLE DISPOSITIVE POWER
      PERSON                   2,504,285
       WITH             --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,761,322(1)
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       N/A
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.9%
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14     TYPE OF REPORTING PERSON

       IN
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(1) 257,037 shares are held by Mr. Williams' wife

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CUSIP No. 10138R 10 4                                          Page 3 of 4 Pages
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Item 1. Security and Issuer

         Common stock, $0.001 par value.

Item 2. Identity and Background

         (a) The name of the person filing this statement is: David Williams ("reporting person");

         (b) The reporting person's business address is: 201 East Huntington Drive, Suite 202, Monrovia, CA 91016;

         (c) The reporting person's principal occupation or employment is: as the vice president and a director of Bottomline Home Loan, Inc.;

         (d) The reporting person: has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         (e) The reporting person: has not, during the last five years, been a party to any civil proceeding resulting in him being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

         (f)      The reporting person is: a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Cyberenergy, Inc., (now Bottomline Home Loan, Inc.) acquired a controlling interest in Bottomline Mortgage, Inc. in a Stock Acquisition Agreement that closed in June 2001. Cyberenergy issued 10,000,000 shares of its common stock to acquire 4,085,000 shares, approximately 76%, of the common stock of Bottomline Mortgage, Inc. from seven stockholders of that company. The reporting person was one of those seven stockholders and received 2,504,285 shares, or approximately 16% of the issued and outstanding shares of common stock of Cyberenergy, Inc. The 10,000,000 shares issued by Cyberenergy equaled an approximate 62% interest in the issued and outstanding shares of its common stock.

Item 4. Purpose of Transactions

The acquired company shares were acquired by the reporting person and the Issuer for the purpose of obtaining control over the acquired company. The acquisition was consummated in the hope that it will provide Bottomline Mortgage, Inc. with a more recognizable market presence and an additional avenue to the capital markets.

As a result of the acquisition, Bottomline Mortgage, Inc., became a subsidiary of Cyberenergy, Inc. Cyberenergy, Inc., then filed an amendment to its Articles of Incorporation to change its name from Cyberenergy, Inc. to Bottomline Home Loan, Inc. This change was filed with the State of Nevada's Secretary of State on July 20, 2001.

For a description of the transaction, see Item 3.

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CUSIP No. 10138R 10 4                                          Page 4 of 4 Pages
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Item 5. Interest in Securities of the Issuer

The reporting person has sole voting and dispositive power over 2,504,285 shares held by David Williams and 257,037 shares are held by Mr. Williams' wife, which together represent beneficial ownership by the reporting person of approximately 17.9% of the issued and outstanding shares of the Issuer. For a description of the transaction, see Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material To Be Filed as Exhibits

The following exhibits are incorporated by reference from the Issuer's 2001 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on September 21, 2001, pursuant to the Securities Exchange Act of 1934.

         (a) Stock Acquisition Agreement among Cyberenergy, Inc. (now Bottomline Home Loan, Inc.) and Buster Williams, Jr., David Williams, Mei Chen, Caitlin Robanera, Matt Morris, Sandra Jorgensen, and Athena V. Killeen, dated May 2001.

         (b) Articles of Amendment to the Articles of Incorporation of Cyberenergy, Inc. (now Bottomline Home Loan, Inc.) dated May 4, 2001.


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date October 23, 2003                                      /s/ David Williams
                                                         -----------------------
                                                         David Williams